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PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED AUGUST 16, 2006)

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-136682

1,000,000 Shares

Common Shares

We are offering up to 1,000,000 common shares in this offering.

Our common shares are listed on the New York Stock Exchange under the symbol "AWR." The last sale price as reported on the New York Stock Exchange on May 14, 2009 was $31.21 per share.

We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus supplement, to purchase up to 150,000 additional common shares upon the same terms to cover over-allotments, if any.

Investing in our common shares involves risk. See "Risk Factors" on page S-2.

	Per Share	Total
Public offering price	$31.00	$31,000,000
Underwriting discounts and commissions	$1.24	$1,240,000
Proceeds, before expenses, to American States Water Company	$29.76	$29,760,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Janney Montgomery Scott LLC, on behalf of the underwriters, expects to deliver the shares on or about May 20, 2009.

Janney Montgomery Scott

Edward Jones	Brean Murray, Carret & Co.

The date of this prospectus supplement is May 14, 2009.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different than that contained or incorporated by reference in this prospectus supplement or accompanying prospectus. We are not making an offer of our common shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of its date.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

        For purposes of this prospectus supplement and the accompanying prospectus, unless the context otherwise indicates, when we refer to "us," "we," or "ours," we are describing ourselves, American States Water Company, together with our subsidiaries.

        This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information, including information about other types of securities we may offer under the accompanying prospectus.

        In this prospectus supplement, we provide you with specific information about the terms of this offering. This prospectus supplement also adds to, updates and changes information in the accompanying prospectus. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement.

        It is also important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents we reference in the section entitled "Where You Can Find More Information." The information incorporated by reference is considered part of this prospectus supplement, and information we file later with the Securities and Exchange Commission, or the SEC, may automatically update and supersede this information.

        To avoid repeating information in this prospectus supplement that we have already filed with the SEC, we have incorporated by reference the filings (File No. 001-14431) listed below. This information is considered a part of this prospectus supplement. These documents are as follows:

  •
  our annual report on Form 10-K for the year ended December 31, 2008;

  •
  our quarterly report on Form 10-Q for the quarter ended March 31, 2009;

  •
  our current reports on Form 8-K filed with the SEC on January 2, 2009, January 30, 2009 and May 13, 2009;

  •
  the portions of our proxy statement on Schedule 14A for our 2009 Annual Meeting of Shareholders that have been incorporated by reference into our most recent Form 10-K; and

  •
  the description of our common shares set forth in our Registration Statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description.

        In addition, all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement of which this prospectus supplement is a part and prior to the effectiveness of the registration statement as well as the date of this prospectus supplement and before the termination of the offering of our securities shall be deemed incorporated by reference into this prospectus supplement and to be a part of this prospectus supplement from the respective dates of filing such documents. Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus supplement.

S-ii

 FORWARD-LOOKING STATEMENTS

        This prospectus supplement, the accompanying prospectus, and the documents incorporated herein and therein are forward-looking statements intended to qualify for the "safe harbor" from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to management. Forward-looking statements are not statements of historical facts. For example, when we use words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "may" and other words that convey uncertainty of future events or outcome, we are making forward-looking statements. Such statements address future events and conditions concerning such matters as our ability to raise capital, capital expenditures, earnings, litigation, rates, water sales, water quality and other regulatory matters, adequacy of water supplies, our ability to recover electric, natural gas and water supply costs from ratepayers, contract operations, liquidity and capital resources and accounting matters. We caution you that any forward-looking statements made by us are not guarantees of future performance and that actual results may differ materially from those in our forward-looking statements as a result of factors such as changes in utility regulation; recovery of regulatory assets not yet included in rates; future economic conditions which affect changes in customer demand and changes in water and energy supply costs and changes in pension and post-retirement benefit plan costs; future climatic conditions; delays in customer payments or price redeterminations or equitable adjustments on contracts with the U.S. government; potential assessments for failure to meet interim targets for the purchase of renewable energy; and legislative, regulatory and legal proceedings and other circumstances affecting anticipated revenues and costs. Please consider our forward-looking statements in light of those risks as you read this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein or therein.

        Additional risks relating to our business, the industries in which we operate or any securities we may offer and sell under this prospectus supplement may be described from time to time in our filings with the Securities and Exchange Commission.

        Except as required by the federal securities laws, we do not intend, and undertake no obligation, to update our forward-looking statements to reflect new information, future events or circumstances.

S-iii

SUMMARY

        This summary highlights information contained or incorporated by reference in other parts of this prospectus supplement and the accompanying prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common shares. You should read this entire prospectus supplement and the accompanying prospectus carefully and the information incorporated by reference, including the "Risk Factors" section in our Form 10-K, before making an investment decision.

 The Company

        We are the parent company of Golden State Water Company, or GSWC, Chaparral City Water Company, or CCWC, and American States Utility Services, Inc., or ASUS, and its subsidiaries. We were incorporated as a California corporation in 1998 as a holding company.

        GSWC is a California public utility engaged principally in the purchase, production and distribution of water. GSWC also distributes electricity in one customer service area. At December 31, 2008, GSWC served 254,482 water customers and 23,172 electric customers. GSWC is regulated by the California Public Utilities Commission, or CPUC, and was incorporated as a California corporation on December 31, 1929. GSWC's utility operations exhibit seasonal trends. Although GSWC's water utility operations have a diversified customer base, residential and commercial customers account for the majority of GSWC's water sales and revenues. Revenues derived from commercial and residential water customers accounted for approximately 90% of total water revenues for the years ended December 31, 2008, 2007 and 2006.

        CCWC is an Arizona public utility serving 13,423 customers as of December 31, 2008. CCWC provides water service in the town of Fountain Hills, Arizona and a portion of the City of Scottsdale, Arizona. The majority of CCWC's customers are residential. The Arizona Corporation Commission, or ACC, regulates CCWC.

        ASUS, through its wholly-owned subsidiaries, has contracted with the U.S. government to provide water and/or wastewater services, including the operation and maintenance of water and/or wastewater systems pursuant to 50-year fixed price contracts. These contracts are subject to periodic prospective price redeterminations and modifications for changes in circumstances. All of the contracts with the U.S. government may be terminated, in whole or in part, prior to the end of the 50-year term, for convenience of the U.S. government or as a result of default or nonperformance by the subsidiary performing the contract. In either event, the ASUS subsidiary is entitled to recover the remaining amount of its capital investment pursuant to the terms of a termination settlement with the U.S. government at the time of termination as provided in each of the contracts.

        For the twelve months ended March 31, 2009, 74.4% of our total operating revenues were provided from the sale of water by GSWC, 8.6% from the sale of electricity by GSWC, 2.3% from the sale of water by CCWC and 14.7% from our contracted services business.

        Our principal executive office is located at 630 East Foothill Boulevard, San Dimas, California 91773, and our telephone number is 909-394-3600. Our Internet home page is located at www.aswater.com. However, the information in, or that can be accessed through, our home page is not part of, or incorporated into, this prospectus supplement or the accompanying prospectus and should not be relied upon in making a decision of whether or not to invest in our common shares.

 The Offering

Common shares we are offering	1,000,000 shares
Common shares outstanding immediately after this offering	18,328,018 shares
New York Stock Exchange symbol	AWR
Current indicated annual dividend rate	$1.00 per share, payable quarterly
Use of proceeds	We intend to use the proceeds from the offering to repay short-term debt. See "Use of Proceeds."
Risk factors

Investment in our common shares involves risks. See "Risk Factors" beginning on page 6 of our Annual Report on Form 10-K for the year ended December 31, 2008 for the most current discussion of the factors you should carefully consider before deciding to invest in our common shares.

        The common shares to be outstanding after the offering are based on 17,328,018 shares outstanding as of May 13, 2009.

Summary Consolidated Financial Data

        The following tables summarize certain of our consolidated financial information. This information is taken from our audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2008 and our unaudited financial statements for the three months ended March 31, 2009 in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. See "About the Prospectus Supplement." We urge you to read these financial statements, together with the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in each of these documents.

Income Statement Data:

	Three Months ended March 31,		Year ended December 31,
	2009	2008	2008	2007	2006
	(Unaudited)
	(In thousands, except per share data)
Total operating revenues	$79,609	$68,942	$318,718	$301,370	$268,629
Total operating expenses(1)	68,191	54,480	263,912	233,638	212,023
Operating income(1)	11,418	14,462	54,806	67,732	56,606
Interest expenses	5,294	5,378	21,330	21,582	21,121
Interest income	202	361	1,837	2,371	2,818

Net income(1)	$4,932	$5,304	$22,005	$28,030	$23,081

Net income per common share:
Basic	$0.28	$0.31	$1.27	$1.62	$1.34
Diluted	$0.28	$0.30	$1.26	$1.61	$1.33
Average shares outstanding:
Basic	17,312	17,239	17,262	17,121	16,934
Diluted	17,440	17,357	17,394	17,177	17,101
Dividends declared per common share	$0.250	$0.250	$1.000	$0.955	$0.910

(1)
For the year ended December 31, 2008, results include a $7.7 million goodwill impairment charge related to CCWC in accordance with Statement of Financing Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Balance Sheet Data:

	As of March 31,		As of December 31,
	2009	2008	2008	2007	2006
	(Unaudited)
	(In thousands)
Utility plant, at original cost less accumulated depreciation	$836,502	$784,788	$825,262	$776,379	$750,601
Total assets	1,095,272	975,385	1,061,287	963,898	936,955
Short-term debt(1)	55,010	48,201	75,336	37,809	32,603
Long-term debt	306,469	267,174	266,536	267,226	267,833
Common shareholder's equity	311,857	303,509	310,503	302,129	283,734

(1)
Includes current portion of long-term debt and notes payable to banks.

USE OF PROCEEDS

        Based on the offering price of $31.00, we estimate that the net proceeds to us from this offering will be approximately $29.5 million ($34.0 million if the underwriters' over-allotment is exercised in full), after the payment of the underwriting discounts and commissions and estimated offering expenses by us.

        We intend to use all of the net proceeds of this offering to repay amounts borrowed under our $115 million revolving credit facility. Approximately $54.4 million in loans were outstanding under this facility at March 31, 2009. The revolving credit facility is unsecured. We generally pay interest based on LIBOR plus 0.625% on loans made to us under this facility. We periodically relend funds that we obtain from this facility to our subsidiaries at the same interest rate.

        At March 31, 2009, ASUS and CCWC owed $24.1 million and $2.5 million to us, respectively. GSWC repaid all of the loans that we had made to it from funds obtained from this facility in March 2009 from the proceeds of a $40 million senior note.

CAPITALIZATION

        The following table sets forth, as of March 31, 2009, our capitalization on an actual basis and on an adjusted basis to give effect to the sale of the common shares in this offering and the anticipated application of the estimated net proceeds of $29.5 million from this offering to repay short-term debt. You should read this table in conjunction with our Consolidated Financial Statements and the accompanying Notes to the Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 that is incorporated by reference into this prospectus supplement.

	As of March 31, 2009
	Actual	Percentage	As Adjusted(1)	Percentage
	(Unaudited) (In thousands)
Short-term debt:
Notes payable to banks	$54,370	98.8%	$24,860	97.5%
Long-term debt, current	640	1.2%	640	2.5%

	$55,010	100.0%	$25,500	100.0%

Common shareholders' equity:
Common shares, no par value, no stated value	$186,270	30.1%	$215,780	33.3%
Earnings reinvested in the business	125,587	20.3%	125,587	19.4%
Long-term debt, excluding current maturities	306,469	49.6%	306,469	47.3%

Total capitalization	$618,326	100.0%	$647,836	100.0%

(1)
As adjusted, assuming no exercise of the over-allotment option. If the over-allotment option is exercised, the "As adjusted" amount for notes payable to banks would be $20,396 and 97.0% and the "As adjusted" amount for "Common shares, no par value, no stated value" would be $220,244 and 33.8%.

COMMON SHARES PRICE RANGE AND DIVIDENDS

        Our common shares trade on the New York Stock Exchange under the symbol "AWR." The following table sets forth, for the periods indicated, the high and low sales prices for our common shares and quarterly cash dividends paid per common share.

	High	Low	Quarterly dividends per common share
2006
First quarter	$37.61	$30.30	$0.225
Second quarter	43.79	33.18	0.225
Third quarter	39.18	34.91	0.225
Fourth quarter	42.31	35.89	0.235
2007
First quarter	$41.12	$35.56	$0.235
Second quarter	38.84	33.57	0.235
Third quarter	44.84	35.06	0.235
Fourth quarter	46.14	36.77	0.250
2008
First quarter	$40.25	$31.78	$0.250
Second quarter	38.77	33.09	0.250
Third quarter	42.00	33.03	0.250
Fourth quarter	39.50	27.00	0.250
2009
First quarter	$38.79	$29.76	$0.250

        The closing price of our common shares on the New York Stock Exchange on May 14, 2009 was $31.21.

        Shareholders are entitled to receive dividends when and as declared by the board of directors out of legally available funds, subject to the rights of holders of preferred shares. There are no preferred shares outstanding as of the date of this prospectus supplement and there are no current plans to issue preferred shares.

        Our amended and restated articles of incorporation do not restrict our ability to pay dividends. We are not subject to any contractual restrictions on our ability to pay dividends, except the requirement in our $115 million credit facility to maintain compliance with all covenants.

        We obtain funds to pay dividends on common shares principally from dividends paid by GSWC. GSWC must make scheduled payments on its debt and otherwise comply with the terms of its debt before it pays dividends to us. Under the most restrictive provisions, as of March 31, 2009, $236.6 million was available to pay dividends to us.

        Our ability to pay dividends to common shareholders and the ability of GSWC to pay dividends to us are also subject to restrictions imposed by California law. As a result of these restrictions, approximately $125.6 million of our retained earnings was available to pay dividends, and approximately $129.1 million of GSWC's retained earnings was available to pay dividends to us at March 31, 2009.

        We intend to continue our practice of paying quarterly cash dividends. However, the amount and timing of dividends is dependent upon future earnings, our financial requirements and other factors considered relevant by the board of directors.

UNDERWRITING

        Janney Montgomery Scott LLC, Edward D. Jones & Co., L.P., and Brean Murray, Carret & Co., LLC are the underwriters. Subject to the terms and conditions of the underwriting agreement dated May 14, 2009, the underwriters have agreed to purchase, and we have agreed to sell to the underwriters, the number of common shares set forth opposite their respective names below at the public offering price less the underwriting discount on the cover page of this prospectus supplement.

Underwriters	Number of Shares
Janney Montgomery Scott LLC	750,000
Edward D. Jones & Co., L.P.	150,000
Brean Murray, Carret & Co., LLC	100,000

Total	1,000,000

        The underwriting agreement provides that obligations of the underwriters to purchase the common shares that are being offered are subject to the approval of certain legal matters by counsel to the underwriters and to certain other conditions. Each underwriter is obligated to purchase all of the common shares being offered by this prospectus supplement (other than common shares covered by the over-allotment option described below) if it purchases any of the common shares.

        The underwriters propose to offer some of the common shares to the public initially at the offering price per share shown on the cover page of this prospectus supplement and may offer shares to certain dealers at such price less a concession not in excess of $0.74 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering of the common shares, the public offering price and the concessions may be changed by the underwriters.

        The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase the over-allotment shares:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions to be paid by us	$1.24	$1.24	$1,240,000	$1,426,000

        We estimate that our out-of-pocket expenses for this offering will be approximately $250,000.

        We have granted to the underwriters an option, exercisable for up to 30 days after the date of this prospectus supplement, to purchase up to 150,000 additional common shares, at the same price per share as the public offering price, less the underwriting discounts and commissions shown on the cover page of this prospectus supplement. The underwriters may exercise such option only to cover over-allotments in the sale of common shares offered by this prospectus supplement. To the extent the underwriters exercise this option, each of the underwriters has a firm commitment, subject to certain conditions, to purchase a number of the additional common shares proportionate to such underwriter's initial commitment as indicated in the table above that lists the underwriters.

        In connection with this offering and in compliance with applicable securities laws, the underwriters may over-allot (i.e., sell more common shares than is shown on the cover page of this prospectus supplement) and may effect transactions that stabilize, maintain or otherwise affect the market price of the common shares at levels above those which might otherwise prevail in the open market. Such transactions may include making short sales and placing bids for the common shares or effecting purchases of the common shares for the purpose of pegging, fixing or maintaining the price of the common shares or for the purpose of reducing a short position created in connection with the offering. A short position may be covered by exercise of the over-allotment option described above in place of or in addition to open market purchases.

        Additionally, the underwriters may engage in syndicate covering transactions, which involve purchases of common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option.

        The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

        The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common shares originally sold by that syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. The imposition of a penalty bid may have an effect on the price of the common shares to the extent that it may discourage resales of the common shares.

        In connection with this offering, the underwriters, selling group members or their respective affiliates who are qualified market makers on the New York Stock Exchange may engage in passive market making transactions in our common shares on the New York Stock Exchange in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the five business days prior to the pricing of the offering before the commencement of offers and sales of the common shares. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

        We and the underwriters make no representation or prediction as to the direction or magnitude of any effect that these transactions may have on the price of the common shares. In addition, we and the underwriters make no representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

        Each underwriter does not intend to confirm sales of the common shares to any accounts over which it exercises discretionary authority.

        The underwriting agreement provides that our directors and executive officers will agree not to, directly or indirectly, sell or otherwise dispose of any of our common shares for a period of 90 days after the completion of this offering, without the prior written consent of Janney Montgomery Scott LLC, on behalf of the underwriters. Together, this group owns, prior to the offering, 0.72% of the outstanding common shares on May 13, 2009. We have also agreed to make no such sales during this period except in connection with the issuance of shares pursuant to our stock incentive plans for eligible employees, non-employee director stock plan, 401(k) plan and common share purchase and dividend reinvestment plan.

        We have agreed to indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933.

        The underwriters and their affiliates may from time to time in the future provide investment banking and other services to us for which they are expected to receive customary fees and commissions.

        The common shares are listed on the New York Stock Exchange under the symbol "AWR."

        This prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute this prospectus supplement and the accompanying prospectus electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any of these websites and any other information contained on a website maintained by an underwriter or selling group member is not part of this prospectus supplement or the accompanying prospectus.

EXPERTS

        The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting of American States Water Company (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

        O'Melveny & Myers LLP will pass on the validity of the common shares offered by this prospectus supplement. Ballard Spahr Andrews & Ingersoll, LLP is acting as counsel for the underwriters in connection with certain legal matters relating to this offering.

Prospectus

AMERICAN STATES WATER COMPANY

$156,452,625

COMMON SHARES
DEBT SECURITIES
PREFERRED SHARES
DEPOSITARY SHARES

        We may from time to time offer the securities described in this prospectus, either separately or in combination. This prospectus provides you with a general description of the securities we may offer. We will provide you with the specific terms of each offering in supplements to this prospectus. We may also supplement, update or amend information contained in this prospectus.

        Our common shares are listed on the New York Stock Exchange under the symbol "AWR." The other securities we may offer will be a new issue with no established trading market. If we decide to seek listing of any of these other securities upon issuance, we will disclose the exchange, quotation system or market on which these securities will be listed in a prospectus supplement.

        We may sell securities directly to you or through underwriters, dealers or agents. The names of any underwriters, dealers or agents involved in the sale of any securities and the specific manner in which they may be offered will be set forth in the prospectus supplement covering the sale of those securities.

        Investing in our securities involves risks. Before buying any securities, you should carefully read the discussion of material risks involved in investing in our securities under the heading "Risk Factors" beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

The date of this prospectus is August 16, 2006

        You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement accompanying this prospectus and that we have referred you to. No dealer, salesperson or other person is authorized to give information that is different. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus or in any prospectus supplement is correct only as of the date on the front of those documents, regardless of the time of the delivery of this prospectus or any prospectus supplement or any sale of these securities.

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CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

        This prospectus, any prospectus supplement, and the documents incorporated herein and therein contain certain statements that may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to management. Forward-looking statements are not statements of historical facts. For example, when we use words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "may" and other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We caution you that any forward-looking statements made by us are not guarantees of future performance and that actual results may differ materially from those in the forward-looking statements as a result of various factors, including, but not limited to, those factors set forth in our most recent Annual Report on Form 10-K under the captions "Business," "Risk Factors," "Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures About Market Risk," all of which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this prospectus and any prospectus supplement.

        Additional risks relating to our business, the industries in which we operate or any securities we may offer and sell under this prospectus may be described from time to time in our filings with the Securities and Exchange Commission.

        Except as required by the federal securities laws, we do not intend, and undertake no obligation, to update our forward-looking statements to reflect new information, future events or circumstances.

ABOUT THIS PROSPECTUS

        This prospectus is part of registration statements that we filed with the Securities and Exchange Commission, or SEC, using the shelf registration process. Under this process, we may sell up to $156,452,625 of the securities described in this prospectus in one or more offerings over the next several years.

        This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide you with a supplement to this prospectus that will describe the specific amounts, prices and terms of the securities for that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Although we will try to include all information that we believe may be material to investors, certain details that may be important to you may have been excluded. To see more detail, you should read the exhibits filed by us with the registration statements or other SEC filings.

        We also periodically file with the SEC documents that include information about our financial statements and our company, including information on matters that might affect our future financial results. Our principal subsidiary, Golden State Water Company, or GSWC, also periodically files documents with the SEC. Directions on how you may get our documents and those of GSWC are provided on page 26. It is important for you to read these documents, this prospectus and the applicable prospectus supplement before you invest.

OUR COMPANY

        We are the holding company for regulated utilities providing water and electric services in California and water services in Arizona. We also are the holding company for regulated utilities providing water and wastewater services on military bases in Texas, Maryland, Virginia and New Mexico and a subsidiary which provides contract services to municipalities, other utilities and mutual water companies in California and Arizona.

        Our largest subsidiary, Golden State Water Company provides water service to more than 75 communities and 10 counties in California and electric service in the City of Big Bear Lake and surrounding communities in San Bernardino County, California. This subsidiary accounts for more than 90% of our operating revenues. GSWC is regulated by the California Public Utilities Commission, or CPUC.

        Our principal executive office is located at 630 East Foothill Blvd., San Dimas, California 91773 and our telephone number is 909-394-3600. Our web site may be accessed at www.aswater.com. Neither the contents of our web site nor any other web site that may be accessed from our web-site is incorporated in or otherwise considered a part of this prospectus.

RISK FACTORS

        You should carefully read the risks described below and other information in this prospectus in order to understand certain of the risks of our business.

  Our business is heavily regulated and, as a result, decisions by regulatory agencies and changes in laws and regulations can significantly affect our business

        Our revenues depend substantially on the rates that we are permitted to charge our customers and our ability to recover our costs in these rates on a timely basis, including the ability to recover the costs of purchased water, groundwater assessments, electric power and natural gas costs, costs incurred in connection with increased environmental regulation and requirements to increase security at our water facilities in rates. Any delays by either the CPUC or the Arizona Corporation Commission, or ACC, in granting rate relief to cover increased operating and capital costs may adversely affect our financial performance. However, California law affords the Company an opportunity to file for interim rates in situations where there may be delays in granting final rate relief.

        Regulatory decisions may also impact prospective revenues and earnings, affect the timing of the recognition of revenues and expenses and may overturn past decisions used in determining our revenues and expenses. Management continually evaluates the anticipated recovery of regulatory assets, liabilities, and revenues subject to refund and provides for allowances and/or reserves as deemed necessary. In the event that our assessment as to the probability of recovery through the ratemaking process is incorrect, the associated regulatory asset or liability would be adjusted to reflect the change in our assessment or any regulatory disallowances. A change in our evaluation of the probability of recovery of regulatory assets or a regulatory disallowance of all or a portion of our cost could have a material adverse effect on the Company's financial results.

        We are also in some cases required to estimate future expenses and in others we are required to incur the expense before we may recover our costs. As a result, our revenues and earnings may fluctuate depending on the accuracy of our estimates, timing of our investments or expenses or other factors. If expenses increase significantly over a short period of time, as occurred in our Bear Valley Electric division during the 2000-2001 energy crisis in California, we may experience delays in recovery of these expenses, the inability to recover carrying costs for these expenses and increased risks of regulatory disallowances or write-offs.

        Regulatory agencies may also change their rules and policies which may adversely affect our profitability and cash flows. Changes in policies of the U.S. Government may also adversely affect our military base contract operations. In certain circumstances, the U.S. Government may be unwilling or unable to appropriate funds to pay costs mandated by changes in rules and policies of state regulatory agencies or may require us to bid on work that we believe is covered by the contract awarded to us, thereby reducing the returns that we anticipated at the time of execution of the contract.

  Our earnings are greatly affected by weather during different seasons

        The demand for water and electricity varies by season. Therefore, the results of operations for one period may not indicate results to be expected in another period. For instance, most water consumption occurs during the third quarter of each year when weather tends to be hot and dry. During this period, our revenues and profitability are usually high. Drought or unusually wet conditions may also adversely impact our revenues and profitability. During a drought, we may experience both lower revenues due to consumer conservation efforts and higher water and operating costs due to supply shortages.

        The demand for electricity in our Bear Valley Electric service area is greatly affected by winter snows. An increase in winter snows reduces the use of snowmaking machines at ski resorts in the Big Bear area and, as a result reduces electric revenues. Likewise, unseasonably warm weather during a skiing season may result in temperatures too high for snowmaking conditions, which also reduces electric revenues.

  Our liquidity and earnings may be adversely affected by changes in water supply costs

        We obtain water from a variety of sources. The preferred source is water pumped from aquifers within our service areas. In the event that our wells cannot meet customer demand or must be taken out of service as a result of contamination, we may purchase water from others. However, it usually costs us more to purchase water than to produce it from wells. Changes in supply mix (purchased water volume vs. pumped water) compared to the authorized amount may directly affect our earnings. Furthermore, these alternative sources of water, such as the Metropolitan Water District of Southern California, or MWD, and the Central Arizona Project, or CAP, may not always have an adequate supply of water to sell to us.

        We record under- and over-collections of water supply costs on a monthly basis. We intend to seek recovery of net under-collections through periodic filings with the CPUC.

  Significant claims have been asserted against us in water quality litigation

        We were sued, along with others, in nineteen water quality related lawsuits alleging personal injury and property damage as a result of the delivery of water that was allegedly contaminated. These lawsuits involving plaintiffs, who received water from two groundwater basins in Los Angeles County, were dismissed in August 2004. Several plaintiffs filed an appeal on September 21, 2004. GSWC is unable to predict the outcome of this appeal.

        Persons that are potentially responsible for causing the contamination of groundwater supplies have also been increasingly asserting claims against water distributors on a variety of theories and have thus far brought the water distributors (including us) within the class of potentially responsible parties in Federal court actions pending in Los Angeles County. This increases the costs of seeking recovery from the potentially responsible parties and the risks associated with seeking recovery of these costs. Management believes that rate recovery, proper insurance coverage and reserves are in place to appropriately manage these types of claims. However, such claims, if ultimately resolved unfavorably to the Company, could, in the aggregate, have a material adverse effect on our results of operations and financial condition.

  Our operating costs have increased and are expected to continue to increase as a result of groundwater contamination

        Our operations have been impacted by groundwater contamination in certain of our service territories. We have taken a number of steps to address this contamination, including the removal of wells from service, decreasing the amount of groundwater pumped from wells in our service area in order to slow the movement of plumes of contaminated water, construction of water treatment facilities and securing alternative sources of supply from other areas not affected by the contamination.

        In some cases, potentially responsible parties have reimbursed us for our costs. In other cases, we have taken legal action against parties that we believe to be potentially responsible for the contamination. To date, the CPUC has permitted GSWC to establish memorandum accounts for recovery of these types of costs. As a result, our memorandum and water supply balancing accounts are high by historical standards. Moreover, we can give no assurance regarding the outcome of litigation arising out of this contamination or our ability to recover these costs in the future. However, the CPUC has allowed these higher operating costs to be recovered through rate increases.

  Environmental regulation has increased, and is expected to continue to increase our operating costs

        Environmental regulation has increased with improved detection technology and heightened consumer awareness of water quality issues. As a result, our capital and operating costs have increased substantially as we upgrade our water treatment plants in response to new requirements, build new water treatment plants, increase our monitoring compliance activities and remove wells from service when necessary to address contamination issues.

        GSWC and Chaparral City Water Company, or CCWC, may be able to recover these costs through the ratemaking process. We may also be able to recover these costs under some of our contractual arrangements. In certain circumstances, we may be able to recover costs from parties responsible or potentially responsible for contamination, either voluntarily or through specific court action. We may incur significant costs in connection with our recovery efforts. Moreover, our ability to recover these types of costs depends upon a variety of factors beyond our control, including approval of rate increases, the willingness of potentially responsible parties to settle litigation and otherwise address the contamination and the extent and magnitude of the contamination. We can give no assurance regarding the adequacy of any such recovery.

        Our subsidiaries providing water and wastewater service to military bases are also subject to increasingly stringent environmental regulations. Our contracts provide various mechanisms for recovery of these costs, including increasing revenues through change in conditions provisions and equitable adjustment procedures. Our contracts with the U.S. Government are, however, subject to the Anti-Deficiency Act. As a result, our ability to recover these costs may depend upon Congressional action to appropriate funds to pay these costs.

  The adequacy of our water supplies depends upon a variety of factors beyond our control

        The adequacy of our water supplies varies from year to year depending upon a variety of factors, including:

  •
  Rainfall

  •
  Availability of Colorado River water and imported water from northern California

  •
  The amount of water stored in reservoirs and groundwater basins

  •
  The amount of water used by our customers and others

  •
  Water quality

  •
  Legal limitations on use

        Population growth and increases in the amount of water used have caused increased stress on surface supplies and groundwater basins. The importation of water from the Colorado River, one of GSWC's important sources of supply, is expected to decrease in future years due to the requirements of the CAP and other limitations on the amount of water that the MWD is entitled to take from the

Colorado River. MWD is expected to increase its efforts to secure additional supplies from conservation, desalination and water exchanges with the agricultural water users, but we do not know to what extent these expectations will be fulfilled.

        CCWC obtains its water supply from operating wells and from the Colorado River through the CAP. CCWC's water supply may be subject to interruption or reduction if there is an interruption or reduction in CAP water. In addition, CCWC's ability to provide water service to new real estate developments is dependent upon CCWC's ability to meet the requirements of the Arizona Department of Water Resources regarding the Company's assured water supply account.

        Water shortages may affect us in a variety of ways:

  •
  They adversely affect supply mix by causing us to rely on more expensive purchased water

  •
  They adversely affect operating costs

  •
  They may result in an increase in capital expenditures for building pipelines to connect to alternative sources of supply, new wells to replace those that are no longer in service or are otherwise inadequate to meet the needs of our customers and reservoirs and other facilities to conserve or reclaim water

        We may be able to recover increased operating and construction costs for our regulated systems through the ratemaking process. We may also be able to recover certain of these costs from third parties that may be responsible, or potentially responsible, for groundwater contamination.

  Our liquidity, and in certain circumstances, earnings, may be adversely affected by increases in electricity and natural gas prices in California

        Most of our electric energy sold to customers in our Bear Valley Electric customer service area is purchased from others under contracts that expire at the end of 2008 at an average price of $74.65 per MWh. In addition to the purchased power contracts, we also buy additional energy from the spot market to meet peak demand and sell surplus power to the spot market. We also operate a natural gas-fueled 8.4 MW generator. We are currently authorized to fully recover our energy costs from ratepayers up to an annual weighted average cost of $77 per MWh each year through August 2011. GSWC is required to write-off costs in excess of this cap. As a result, GSWC is currently at risk for increases in spot market prices of electricity that it purchases and for decreases in spot market prices for electricity that it sells. In addition, GSWC is permitted to collect a surcharge from its customers of 2.2¢ per kilowatt hour through August 2011 to recover the under-collection in the electric balancing account incurred by GSWC during the energy crisis in late 2000 through 2001. In 2011, GSWC will seek recovery of any amounts not recovered through this surcharge. Unexpected outages at the generator that we operate, or a failure to perform by any of the counterparties to our electric and natural gas purchase contracts could further increase our exposure to fluctuating natural gas and electric prices.

        Changes in electricity prices also affect the unrealized gains and losses on our block forward contracts that qualify as derivative instruments as the asset or liability on these contracts is adjusted to reflect the fair market value of the contracts at the end of each month. Unrealized gains and losses will continue to affect earnings until the expiration of these contracts at the end of 2008.

  Our business requires significant capital expenditures

        The utility business is capital intensive. On an annual basis, we spend significant sums of money for additions to or replacement of property, plant and equipment.

        We obtain funds for these capital projects from operations, contributions by developers and others and advances from developers (which must be repaid over a period of time at no interest). We also periodically borrow money or issue equity for these purposes. In addition, we have a syndicated bank facility that we can use for these purposes. We cannot assure you that these sources will continue to be adequate or that the cost of funds will remain at levels permitting us to earn a reasonable rate of return.

  We operate in areas subject to natural disasters or that may be the target of terrorist activities

        We operate in areas that are prone to earthquakes, fires, mudslides and other natural disasters. While we maintain insurance policies to help reduce our financial exposure, a significant seismic event in Southern California, where our operations are concentrated, or other natural disaster in Southern California could adversely impact our ability to deliver water and adversely affect our costs of operations. The CPUC has historically allowed utilities to establish a catastrophic event memorandum account as another possible mechanism to recover costs.

        Our utility and other assets could also be targeted by terrorists seeking to disrupt services to our customers. We may also be prevented from providing water and wastewater services in the military bases that we serve in times of military crisis affecting these bases.

  The expansion of our contract operations under non-regulated American States Utility Services, Inc. ("ASUS") exposes us to different risks than those associated with our other utility operations

        We are incurring additional costs at ASUS in connection with the expansion of our contract operations associated with the preparation of bids, the negotiation of the terms of new contracts and start-up activities associated with new contracts. Our ability to recover these costs and to earn a profit on our contract operations will depend upon the extent to which we are successful in obtaining new contracts and our ability to recover those costs and other costs from revenues from new contracts.

        In addition, we must maintain the proper management of water and wastewater facilities and find state-certified and qualified employees to support the operation. Failure to do so could put us at risk, among other things, of operations errors at these facilities and for improper billing and collection procedures as well as loss of contracts, assessment of penalties for operational failures and loss of revenues.

  Our military privatization contracts create certain risks that are different from that of our other utility operations

        We have entered into four 50-year fixed price contracts to provide water and wastewater services at military bases, subject to periodic price re-determination. These contracts are subject to termination for the convenience of the government and for failure to meet guaranteed performance standards. In addition, the U.S. Government may stop work under the terms of the contracts or delay performance of our obligations under the contracts.

        Our contract pricing was based on a number of assumptions, including assumptions about prices and availability of labor, equipment and materials. We may be unable to recover all of our costs if any of these assumptions are inaccurate or we failed to consider all costs that we may incur in connection with performing the work. We are also subject to price adjustments at the time of price re-determination or in connection with requests for equitable adjustments or other changes permitted by the terms of the contract.

        We manage engineering and construction activities for water and wastewater facilities where design, construction or systems failures may result in injury or damage to third parties. Any liability in excess of claims against our subcontractors, the performance bonds and our insurance limits at these facilities could result in claims against us which may adversely affect our profits.

        If there is a dispute with the U.S. Government regarding performance under these contracts or the amounts owed to us, the U.S. Government may delay or withhold payment to us. If we are ultimately unable to collect these payments timely, our profits and cash flows would be adversely affected.

  We are a holding company that depends on cash flow from GSWC to meet our obligations and to pay dividends on our Common Shares

        As a holding company, we conduct substantially all of our operations through our subsidiaries and our only significant assets are investments in those subsidiaries. This means that we are dependent on distributions of funds from our subsidiaries to meet our debt service. More than 90% of our earnings are derived from the operations of GSWC. Moreover, none of our other subsidiaries has paid any dividends to us. As a result, we are dependent on cash flow from GSWC to meet our obligations and to pay dividends on our Common Shares.

        Our subsidiaries are separate and distinct legal entities and generally have no obligation to pay any amounts due on our debt. Dividends are only paid if and when declared by the Board. Moreover, GSWC is obligated to give first priority to its own capital requirements and to maintain a capital structure consistent with that determined to be reasonable by the CPUC in its most recent decision on capital structure in order that ratepayers not be adversely affected by the holding company structure. Furthermore, our right to receive cash or other assets upon the liquidation or reorganization of GSWC is generally subject to the prior claims of creditors of that subsidiary. If we are unable to obtain funds from GSWC in a timely manner we may be unable to meet our obligations, make additional investments in our other subsidiaries or pay dividends.

  Our operations are geographically concentrated in California

        Although we own water and wastewater facilities in a number of states, over 90% of our operations are located in California, particularly Southern California. As a result, we are largely subject to weather, political, water supply, labor, utility cost, regulatory and economic risks affecting California.

USE OF PROCEEDS

        Unless otherwise stated in the applicable prospectus supplement, we will use the net proceeds from the sale of these securities for general corporate purposes. General corporate purposes include funding capital expenditures and purchasing and maintaining plant and equipment of our subsidiaries and making investments in our subsidiaries and other entities. We may temporarily invest the proceeds in short-term securities or use the proceeds to reduce our borrowings or those of our subsidiaries. We may also use the net proceeds to fund acquisitions of businesses.

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges for the periods indicated were:

	For The Year Ended December 31,					(Unaudited) For the Six Months Ended June 30, 2006
	2001	2002	2003	2004	2005
Ratio of Earnings to Fixed Charges(1)	3.17	2.83	1.99	2.71	4.36	3.12

(1)
Fixed charges consist of interest expense, including amortization of debt issuance costs and one-third of rental expense under operating leases representing an appropriate interest factor.

        We have no preferred shares outstanding.

DESCRIPTION OF DEBT SECURITIES

        We will issue debt securities under an indenture filed with the SEC as an exhibit to our registration statements. The indenture may be amended or supplemented from time to time. We will file any amendments or supplements to the indenture or any securities resolution which amends or supplements the indenture with the SEC. The indenture will be qualified under the Trust Indenture Act of 1939.

        The following summary of the terms of the indenture is not complete and you should carefully review the indenture and any supplemental indenture or securities resolution we may file with the SEC in a particular offering.

General

        We will issue debt securities in one or more series from time to time. The indenture does not limit the principal amount of debt securities that we may issue. The specific terms of the debt securities will be included in a supplemental indenture or securities resolution and described in a prospectus supplement. Some of the terms that may be included are:

  •
  title and amount of securities,

  •
  maturity date,

  •
  redemption, which may be mandatory or at our option or the option of the holders,

  •
  right to exchange or convert debt securities into other securities,

  •
  right to defease the debt securities,

  •
  sale at a discount; debt securities sold at a discount may bear no interest or interest at a rate below the market rate at the time of issuance,

  •
  interest rates that may be fixed or variable,

  •
  procedures for the auction or remarketing of securities,

  •
  currency in which the securities will be issued,

  •
  listing of the debt securities on a national securities exchange, and

  •
  any changes to or additional events of default or covenants.

        Unless otherwise specified in the prospectus supplement, we will issue the debt securities only as fully registered global debt securities.

Status of Debt Securities

        Our debt securities will be unsecured and unsubordinated and will rank on a parity with all of our other unsecured and unsubordinated indebtedness. GSWC has outstanding unsecured debt and must make scheduled payments on this debt and otherwise comply with the terms of this debt before it may pay dividends to us. We currently rely principally on dividends from GSWC to pay our debt securities. As a result, GSWC's debt is senior to our debt securities.

Payment and Transfer

        We will pay amounts due on the debt securities at the place or places designated by us for such purposes. We may, at our option, pay by check mailed to the person in whose name your debt securities are registered at the close of business on the day or days specified by us.

        If debt securities are registered in your name, you may transfer or exchange debt securities at the office of the trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge, except for any tax or governmental charge.

        If you do not claim any payments that we make to a paying agent on the debt securities for a period of one year, then the paying agent may return the payment to us. You must then contact us for such payment.

Absence of Restrictive Covenants

        Unless otherwise indicated in the applicable prospectus supplement, we are not:

  •
  restricted by the indenture from paying dividends or from incurring, assuming or becoming liable for any type of debt or other obligations, including obligations secured by our property,

  •
  required to maintain any financial ratios or specified levels of net worth or liquidity, and

  •
  providing you any special protection in the event of a highly leveraged transaction.

Successor Corporation

        The indenture allows us:

  •
  to consolidate or merge with or into any other person, or

  •
  any other person to merge into us, or

  •
  our company to transfer all or substantially all of our assets to another person,

if, in each case, the following conditions are satisfied:

  •
  the surviving company

  •
  is a person organized and existing under the laws of the United States or a state, or

  •
  assumes, by supplemental indenture, all of our obligations under the debt securities and the indenture, and immediately after the merger, consolidation or transfer, there is no default under the indenture.

        We will be relieved from our obligations on the debt securities and under the indenture if these conditions are satisfied.

        Subject to certain limitations in the indenture, the trustee may rely on an officer's certificate and an opinion of counsel from us as conclusive evidence that any consolidation, merger or transfer, and any related assumption of our obligations, complies with the indenture.

Events of Default

        Unless otherwise indicated in the applicable prospectus supplement, the following are events of default under the indenture with respect to a series of debt securities:

  •
  if we fail to pay any installment of interest when due if our failure continues for a period of 60 days,

  •
  if we fail to pay principal when due if our failure continues for three business days,

  •
  if we fail to deposit any sinking fund payment when due if our failure continues for three business days,

  •
  if we fail to perform for 90 days after notice any of our other agreements applicable to the debt securities of a series,

  •
  if certain events in bankruptcy, insolvency or reorganization occur, or

  •
  if any other event of default provided in the terms of the debt securities of the series occurs.

        Unless otherwise provided in the applicable prospectus supplement, the indenture does not have a cross-default provision. Thus, a default by us or by GSWC on any other debt would not constitute an event of default. A default on any series of debt securities does not necessarily constitute a default on any other series. The trustee may withhold notice to you of a default for such series (except for payment defaults) if the trustee considers the withholding of notice in your best interests.

        If an event of default for any series of debt securities has occurred and is continuing, the trustee or the holders of not less than one-third in aggregate principal amount of the debt securities of such series may send a notice declaring the entire principal amount (or in the case of discounted debt securities, such portion as may be described in the applicable prospectus supplement) of all the debt securities of such series to be due and payable immediately. The trustee is required to notify you of any such event that would become a default if the trustee has actual knowledge of the event. Subject to certain conditions, the holders of not less than a majority in aggregate principal amount of the debt securities of such series may annul any declaration and rescind its consequences, except for failure to pay interest or principal, to make any deposit in a sinking fund or any other event of default which may not be waived without the consent of all security holders affected by the default.

        We must file a certificate annually with the trustee regarding our compliance with the indenture.

        The trustee may require a reasonable indemnity from you before it enforces the indenture or the debt securities of any series. Subject to these provisions for indemnification, the holders of a majority in principal amount of the debt securities of any series may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee, for the debt securities of such series.

Modification of Indenture

        Unless otherwise indicated in the applicable prospectus supplement, the holders of not less than a majority in aggregate principal amount of all outstanding debt securities, voting together as a single class, may, with certain exceptions described below, modify the indenture. We may not, however, modify any terms relating to the amount or timing of payments or reduce the percentage of holders required to approve modifications to the indenture without your consent.

        We may modify the indenture without your consent to:

  •
  create a new series of debt securities and establish its terms,

  •
  cure ambiguities or fix omissions,

  •
  comply with the provisions of the indenture regarding successor corporations, or

  •
  make any change that does not materially adversely affect your rights as a holder of debt securities.

        Unless otherwise provided in the applicable prospectus supplement or prohibited by the indenture, we may also amend the indenture with the written consent of a majority in principal amount of the debt securities of all series affected by the amendment voting together as a single class.

        We are prohibited from amending the indenture without the consent of all holders of debt securities to:

  •
  reduce the amount of debt securities whose holders must consent to an amendment,

  •
  reduce the amount of interest or change the time for payment of interest,

  •
  change the amount or times for sinking fund or principal payments, or

  •
  make any change in the rights of security holders with respect to waiver of defaults or making amendments or modifications to the indenture.

Defeasance

        Unless otherwise provided in the applicable prospectus supplement, we may either:

  •
  terminate as to a series all of our obligations (except for our obligation to pay all amounts due on the debt securities in accordance with their terms and certain other obligations with respect to such matters as the transfer or exchange of a debt security and the replacement of destroyed, lost or stolen debt securities), or

  •
  terminate as to a series our obligations, if any, with respect to the debt securities of such series under the covenants, if any, applicable to such series as described in the prospectus supplement.

        We may exercise either defeasance option notwithstanding our prior exercise of the other defeasance option. If we terminate all of our obligations, a series may not be accelerated because of an event of default. If we terminate our covenants, a series may not be accelerated by reference to the covenants described in the applicable prospectus supplement.

        To exercise either defeasance option as to a series of debt securities, we must deposit in trust with the trustee money or U.S. government obligations sufficient to make all payments on the debt securities of the series being defeased to redemption or maturity. We must also comply with certain other conditions. In particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to you for Federal income tax purposes.

Regarding the Trustee

        Unless otherwise indicated in the applicable prospectus supplement, J.P. Morgan Trust Company, National Association will act as trustee, registrar, transfer and paying agent for the debt securities. We may remove the trustee with or without cause if we notify the trustee 30 days in advance and if no default occurs or is continuing during the 30-day period. In addition, the holders of a majority of the principal amount of the outstanding debt securities may remove the trustee by notifying the trustee and appointing a successor trustee with our consent.

        In certain circumstances, the trustee may not enforce its rights as one of our creditors. The trustee may, however, engage in certain other transactions. If it acquires any conflicting interest as a result of any of these transactions and there is a default under the debt securities, the trustee must eliminate the conflict of interest or resign.

        The trustee also acts as trustee under an indenture between GSWC and the trustee, dated September 1, 1993, under which certain debt securities of GSWC may be issued and outstanding at the same time that debt securities may be issued and outstanding under the indenture. Under the indenture, the trustee is authorized to continue acting as trustee under the GSWC indenture with respect to such GSWC debt securities while also acting as trustee with respect to the debt securities. So long as a successor trustee has been appointed, the indenture further authorizes the trustee to resign from either or both of its appointments as trustee hereunder and as trustee under GSWC's indenture in the event that the trustee determines in good faith that its performance hereunder or under GSWC's indenture subjects the trustee to a conflict of interest.

Governing Law

        The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of California.

 GLOBAL DEBT SECURITIES

        Unless otherwise provided in the prospectus supplement, we will issue the debt securities initially in book-entry form. These debt securities will be represented by one or more global securities. We will deposit the global securities with, or on behalf of, The Depository Trust Company, or DTC, New York, New York, as depositary. The global securities will be registered in the name of Cede & Co., the nominee of DTC. Unless and until you exchange the global security for individual certificates evidencing your debt securities under the limited circumstances described below, a global security may not be transferred except as a whole by the depositary to its nominee or by the nominee to the depositary, or by the depositary or its nominee to a successor depositary or to a nominee of the successor depositary.

        DTC has advised us that it is:

  •
  a limited-purpose trust company organized under the New York Banking Law,

  •
  a "banking organization" within the meaning of the New York Banking Law,

  •
  a member of the Federal Reserve System,

  •
  a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and

  •
  a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

        DTC holds debt securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, which eliminates the need for physical movement of securities certificates. "Direct participants" in DTC include securities brokers and dealers, including underwriters, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, which we sometimes refer to as "indirect participants," that clear transactions through or maintain a custodial relationship with a direct participant either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

        Purchases of debt securities within the DTC system must be made by or through direct participants, which will receive a credit for those securities on DTC's records. The ownership interest of the actual purchaser of a debt security, which we sometimes refer to as a "beneficial owner," is in turn recorded on the direct and indirect participants' records.

        Beneficial owners of debt securities will not receive written confirmation from DTC of their purchases. However, beneficial owners are expected to receive written confirmations providing details of their transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which they purchased offered securities. Transfers of ownership interests in global securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global securities except in the event that use of the book-entry system for the securities is discontinued.

        To facilitate subsequent transfers, all global securities deposited with DTC will be registered in the name of DTC's nominee, Cede & Co. The deposit of debt securities with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the debt securities. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC's records reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

        So long as the debt securities are in book-entry form, you will receive payments and may transfer debt securities only through the facilities of the depositary and its direct and indirect participants.

        Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any legal requirements in effect from time to time.

        Redemption notices will be sent to DTC. If less than all of the debt securities of a particular series are being redeemed, DTC will determine the amount of the interest of each direct participant in the debt securities of such series to be redeemed in accordance with DTC's procedures.

        In any case where a vote may be required with respect to debt securities of a particular series, neither DTC nor Cede & Co. will give consents for or vote the global securities unless authorized by a direct participant in accordance with DTC's procedures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those direct participants to whose accounts the debt securities of such series or type are credited on the record date identified in a listing attached to the omnibus proxy.

        So long as debt securities are in book-entry form, we will make payments on those debt securities to the depositary or its nominee, as the registered owner of such offered securities, by wire transfer of immediately available funds.

        Principal and interest payments on the debt securities will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with debt securities held for the account of customers in bearer form or registered in "street name." Those payments will be the responsibility of participants and not of DTC or us, subject to any legal requirements in effect from time to time. Payment of principal and interest to Cede & Co. is our responsibility, disbursement of payments to direct participants is the responsibility of DTC and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants.

        Except under the limited circumstances described below, purchasers of debt securities will not be entitled to have debt securities registered in their names and will not receive physical delivery of debt securities. Accordingly, each beneficial owner must rely on the procedures of DTC and its participants to exercise any rights under or with respect to the debt securities.

        The laws of some jurisdictions may require that some purchasers of securities take physical delivery of debt securities in definitive form. Those laws may impair the ability to transfer or pledge beneficial interests in debt securities.

        DTC is under no obligation to provide its services as depositary for the debt securities and may discontinue providing its services at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

        As noted above, beneficial owners of a particular series of debt securities generally will not receive certificates representing their ownership interests in those debt securities. However, if:

  •
  DTC notifies us that it is unwilling or unable to continue as a depositary for the global security or securities representing any series of debt securities or if DTC ceases to be a clearing agency registered under the Securities Exchange Act at a time when it is required to be registered and a successor depositary is not appointed within 90 days of the notification to us or of our becoming aware of DTC's ceasing to be so registered, as the case may be;

  •
  we determine, in our sole discretion, not to have the debt securities of such series represented by one or more global securities of such series; or

  •
  an event of default has occurred and is continuing with respect to the debt securities, we will prepare and deliver certificates of such series in exchange for beneficial interests in the global securities.

        Any beneficial interest in a global security that is exchangeable under the circumstances described in the preceding sentence will be exchangeable for debt securities in definitive certificated form registered in the names that the depositary directs. It is expected that these directions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global securities.

        We have obtained the information in this section and elsewhere in this prospectus concerning DTC and DTC's book-entry system from sources that are believed to be reliable, but we do not take responsibility for the accuracy of this information.

DESCRIPTION OF CAPITAL STOCK

        As of June 30, 2006, our authorized capital stock was 30,150,000 shares. Those shares consisted of:

  •
  30,000,000 common shares, no par value, of which 16,976,485 were outstanding,

  •
  150,000 new preferred shares, no par value, which are referred to herein as preferred shares since we no longer have any other authorized series of preferred shares; none of the preferred shares are outstanding; a portion of the preferred shares have, however, been reserved for issuance under our rights agreement described below.

        We may in the future amend our articles of incorporation to increase the authorized number of shares of our currently authorized common shares or preferred shares or to authorize shares of one or more additional classes of preferred shares. Our board of directors and shareholders would need to approve this amendment.

        We will list any common shares offered hereunder on the New York Stock Exchange. We may also list one or more series of preferred shares on a national securities exchange.

        The following summary of the terms of our capital stock is not complete. You should look at our amended and restated articles of incorporation, our bylaws and the rights agreement, each of which we have filed with the SEC, and any amendment to our amended and restated articles of incorporation setting forth the terms of any series of preferred shares we may file with the SEC.

Common Shares

        We may issue common shares from time to time in one or more offerings, either separately or in combination with the offering of other securities.

        Subject to the rights of holders of our preferred shares, common shareholders are entitled to receive such dividends as may be declared by our board of directors out of funds legally available therefor. Our articles of incorporation do not restrict our ability to pay dividends. We are not subject to any contractual restrictions on our ability to pay dividends except the requirement in our credit facilities to maintain compliance with all covenants.

        We currently obtain funds to pay dividends on common shares principally from dividends paid by GSWC. GSWC must make scheduled payments on its debt and otherwise comply with the terms of its debt before it pays dividends to us. Under the most restrictive provisions, as of June 30, 2006, $210.4 million was available to pay dividends to us. GSWC is also prohibited under the terms of a senior note issued in October 2005 from paying dividends if, after giving effect to the dividend, its total indebtedness to capitalization ratio (as defined) would be more than .6667 to 1. At June 30, 2006, GSWC would have to issue additional debt of $245.5 million to violate this covenant.

        Our ability to pay dividends to common shareholders and the ability of GSWC to pay dividends to us are also subject to restrictions imposed by California law. As a result of these restrictions, approximately $105.6 million of our retained earnings was available to pay dividends, and approximately $103.0 million of GSWC's retained earnings was available to pay dividends to us at June 30, 2006.

        We have paid cash dividends on our common shares quarterly since our formation as a holding company in 1998. Prior to this, GSWC had paid dividends on its common shares since 1931. We intend to continue our practice of paying quarterly cash dividends. However, the payment, amount and timing of dividends is dependent upon future earnings, our financial requirements and other factors considered relevant by our board of directors.

        Each common shareholder is entitled to one vote per share. Common shareholders have cumulative voting rights with respect to the election of directors, if certain conditions are met. Upon our liquidation, dissolution or winding up (but subject to the rights of holders of our preferred shares), we will ratably distribute our assets legally available for distribution to holders of common shares. Common shareholders have no preemptive or other subscription or conversion rights and no liability for further calls upon their shares. The common shares are not subject to assessment.

        Our common shares are listed on the New York Stock Exchange under the symbol "AWR." The transfer agent and registrar for our common shares is Mellon Investor Services LLC. Common shareholders may participate in our dividend reinvestment and common share purchase plan.

Rights Agreement

        On August 3, 1998, we adopted a rights agreement which we have filed with the SEC and is incorporated by reference herein. Under the terms of the rights agreement, we declared a dividend of one right for each outstanding common share. In addition, we will issue one additional right with each common share issued while the rights agreement remains in effect, including shares issued under this prospectus. You may only transfer the rights with your common shares until the rights become exercisable. The rights will expire on August 3, 2008.

        You may not exercise the rights until the distribution date. The distribution date is the earlier of:

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  ten business days after we learn that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of our general voting power (such person or group being referred to herein as an "acquiring person"), unless provisions preventing accidental triggering of the distribution of the rights apply, and

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  ten business days following the commencement of, or first public disclosure of an intent to commence, a tender offer or exchange offer for 15% or more of our general voting power.

        When the right becomes exercisable, you may purchase from us one one-thousandth of a share of junior participating preferred stock, or junior preferred shares, at a price of $80 per share, subject to adjustment in certain circumstances. The description and terms of the rights are set forth in a rights agreement. The following summary of the rights agreement is not complete and you should look at the rights agreement filed by us with the SEC.

        Until the distribution date, the rights will be evidenced by the certificates for common shares. As soon as practicable following the distribution date, we will mail to you separate certificates evidencing the rights on the distribution date. Each separate rights certificate alone will evidence the rights. Until a right is exercised, you will have no rights as a shareholder, including the right to vote or to receive dividends for the rights or the junior preferred shares.

        Upon exercise, you will be entitled to dividends of 1,000 times the dividends per share declared on the common shares, unless you are an acquiring person. In the event of liquidation, you will be entitled to a minimum preferential liquidating distribution of $1,000 per share and an aggregate liquidating distribution per share of 1,000 times the distribution made per common share. The holders of junior preferred shares will vote together with holders of common shares and will be entitled to 100 votes for each junior preferred share held on the record date. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each junior preferred share will be entitled to receive 1,000 times the amount received per common share. Because of the junior preferred shares' dividend and liquidation rights, the value when issued of the one one-thousandth interest in a junior preferred share purchasable upon exercise of each right should approximate the value of one common share.

        In the event that any person other than you becomes an acquiring person other than by a purchase pursuant to a qualified offer, you will thereafter have the right to receive upon exercise that number of common shares or common share equivalents having a market value of two times the exercise price of the right. For these purposes, a "qualified offer" is a tender offer for all outstanding common shares that is determined by our non-affiliated continuing directors to be fair and otherwise in our best interests and that of our shareholders.

        In the event that, at any time after an acquiring person has become such, we are acquired in a merger or other business combination transaction (other than a merger which follows a qualified offer at the same or a higher price) or 50% or more of our consolidated assets or earning power are sold, you will thereafter have the right to receive, upon exercise of the right at its then current exercise price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

        At any time after a person has become an acquiring person, our board of directors may exchange the rights (other than rights owned by the acquiring person), in whole or in part, at an exchange ratio of one common share per right (subject to adjustment).

        Up to and including the distribution date, our board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right, subject to adjustment. Immediately upon any redemption of the rights, you will only have the right to receive this redemption price.

        Our board of directors may amend the rights agreement without your consent at any time prior to the distribution date. Thereafter our board of directors may amend the rights agreement to make changes which do not adversely affect your interests or which shorten or lengthen time periods, subject to certain limitations set forth in the rights agreement.

        The rights agreement is designed to protect you in the event of unsolicited offers to acquire our company and other coercive takeover tactics, which in the opinion of our board of directors, could impair its ability to represent shareholder interests. The provisions of the rights agreement may render an unsolicited takeover more difficult or less likely to occur or may prevent such a takeover, even though that takeover may offer our shareholders the opportunity to sell their shares at a price above the prevailing market rate and may be favored by a majority of our shareholders.

Preferred Shares

        We may issue preferred shares from time to time in one or more series. We may also issue fractional shares of preferred shares that will be represented by depositary shares and receipts.

        Before the issuance of shares of any series of preferred shares, our board of directors is required to adopt resolutions and file a certificate of determination with the Secretary of State of the State of California. The certificate of determination fixes the designation and number of shares of the series and their rights, preferences, privileges and restrictions, including, but not limited to the following:

  •
  the title,

  •
  voting rights,

  •
  any rights and terms of redemption, including sinking fund provisions,

  •
  dividend rates, periods and or payment dates or methods of calculation, as applicable,

  •
  whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate,

  •
  the relative ranking and preference as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs,

  •
  the terms and conditions, if applicable, upon which the preferred shares will be convertible into common shares, including the conversion price, or manner of calculation and conversion period,

  •
  liquidation preferences,

  •
  any limitations on issuance of any class or series ranking senior or on a parity as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs, and

  •
  any other specific terms, preferences, rights, limitations or restrictions.

        We will also set forth in a prospectus supplement the following terms relating to the series of preferred shares being offered:

  •
  the number of preferred shares we are offering and the offering price per share,

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  the procedures for any auction or remarketing of the preferred shares, if applicable,

  •
  any listing of the preferred shares on any securities exchange, and

  •
  a discussion of any applicable materials and/or special United States federal income tax considerations.

Certain Provisions of our Articles and Bylaws

        Certain provisions of our articles of incorporation and bylaws may delay or make more difficult acquisitions or changes of control of our company. Certain of these provisions may also have the affect of preventing changes in our management. The following summary of certain of these provisions is not complete and you should look at our articles of incorporation and bylaws, which we have filed with the SEC.

        Classified Board.    Our articles of incorporation provide for the classification of our board of directors into up to three classes (depending upon the number of directors), each consisting of a number of directors as nearly equal as practicable. Our board of directors currently has two classes. So long as the board remains classified into two classes, a minimum of two annual meetings of shareholders would generally be required to replace our entire board, absent intervening vacancies.

        Business Combinations.    Our articles of incorporation also provide that certain business combinations and sales of substantially all of our assets must be approved either by the affirmative vote of a majority of our continuing directors or by the affirmative vote of at least two-thirds of the combined voting power of our outstanding shares, voting together as a single class, in addition to any other approvals required by applicable law. In addition, any amendments to our bylaws relating to the calling of shareholders' meetings, the bringing of business at shareholders' meetings or amending the provisions of our articles of incorporation described in this paragraph and the preceding paragraph must be approved by at least two-thirds of the combined voting power of our outstanding shares, voting together as a single class.

Certain Provisions of State Law

        Certain provisions of state law may delay or make more difficult acquisitions or changes in control of our company. Certain of these provisions are summarized below.

        Under California law, if a tender offer or a written proposal for approval of a reorganization of a corporation or a sale of substantially all of its assets is made by an "interested party", the person making the offer must deliver an affirmative opinion to each shareholder in writing as to the fairness of the consideration to be received by the shareholders. The term "interested party" means a person who is a party to the transaction and who:

  •
  directly or indirectly controls the corporation that is the subject of the tender offer or proposal,

  •
  is, or is directly or indirectly controlled by, an officer or director of the corporation, or

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  is an entity in which a material financial interest is held by any director or executive officer.

        In addition, no person may acquire or control, either directly or indirectly, any public utility in the states of Arizona, California, Maryland, Texas or Virginia without prior approval of the utility regulatory commissions in each of these states. A business combination involving the Company would result in the acquisition of control of each of our regulated utility subsidiaries.

DESCRIPTION OF DEPOSITARY SHARES

        We may from time to time issue fractional preferred shares that will be represented by depositary shares and receipts issued pursuant to a deposit agreement. We have included a form of deposit agreement as an exhibit to the registration statement. The following summary of the general terms of the deposit agreement is not complete. You should look at the deposit agreement and any amendments thereto or to our articles of incorporation setting forth the terms of the preferred shares we may file with the SEC.

General

        If we elect to offer fractional interests in a series of preferred shares, a depositary will issue receipts for depositary shares, each of which will represent fractional interests of a particular series of preferred shares. The depositary will hold the preferred shares under the terms of the deposit agreement. The depositary will be a bank or trust company selected by us. Subject to the terms of the deposit agreement, you will be entitled to all the rights and preferences of the preferred shares underlying such depositary shares in proportion to your fractional interest in the preferred shares. Those rights include dividend, voting, redemption, conversion and liquidation rights.

        The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. The terms of the depositary shares, depositary receipts and preferred shares will be described in the applicable prospectus supplement.

        The deposit agreement will contain provisions relating to adjustments in the fraction of preferred shares represented by a depositary share in the event of a split-up, combination or other reclassification of the preferred shares or upon any recapitalization, merger or sale of substantially all of our assets as an entirety.

        Upon surrender of depositary receipts at the office of the depositary, payment of the charges provided in the deposit agreement and satisfaction of other conditions in the deposit agreement, the depositary will deliver to you the whole preferred shares of the series underlying the depositary shares evidenced by the depositary receipts. There may, however, be no market for the underlying series of preferred shares. Once you have withdrawn the underlying series of preferred shares from the depositary, you may not redeposit them.

Dividends and Other Distributions

        The depositary will distribute all cash dividends or other cash distributions received for any applicable series of preferred shares to you in proportion to the number of depositary shares outstanding on the record date. The depositary will distribute only such amount as can be distributed without attributing to you a fraction of one cent. The balance not distributed to you will be added to and treated as part of the next sum received by the depositary for distribution to you.

        If there is a distribution other than in cash, the depositary will distribute property received by it to you in proportion, insofar as possible, to the number of depositary shares outstanding, unless the depositary determines (after consultation with us) that it is not feasible to make such distribution. If this occurs, the depositary may, with our approval, sell such property and distribute the net proceeds from the sale to you.

        The deposit agreement will also contain provisions relating to how any subscription or similar rights offered by us to you will be made available to you.

        All amounts distributed to you will be reduced by any amount required to be withheld by us on account of taxes and other governmental charges.

Conversion and Exchange

        If any series of preferred shares underlying the depositary shares is subject to conversion or exchange, you will have the right or obligation to convert or exchange the depositary shares represented by such depositary receipts.

Redemption of Depositary Shares

        If a series of the preferred shares underlying the depositary shares is subject to redemption, the depositary will redeem the depositary shares from the proceeds received by it as a result of the redemption. The depositary will mail notice of redemption to you not less than 30 and not more than 60 days prior to the date fixed for redemption at your address appearing in the depositary's books. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable to you on such series of the preferred shares. Whenever we redeem shares of any series of preferred shares held by the depositary, the depositary will redeem as of the same redemption date, the number of depositary shares representing the applicable series of preferred shares. If less than all the depositary shares are to be redeemed, the depositary will select the depositary shares to be redeemed by lot or pro rata as determined by the depositary (subject to rounding to avoid fractions of depositary shares).

        After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. When the depositary shares are no longer outstanding, all of your rights will cease, except your right to receive money, securities or other property payable upon such redemption and any money, securities or other property that you were entitled to receive upon such redemption upon surrender to the depositary of the depositary receipts evidencing your depositary shares.

Global Depositary Receipts

        Unless otherwise indicated in the applicable prospectus supplement, we will issue the depositary receipts in book-entry form. We will deposit the global depositary receipts with the depositary as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. DTC will maintain the global depositary receipts through its book-entry facilities as described under "Debt Securities-Global Debt Securities."

        Under the terms of the deposit agreement, we and the depositary may treat the persons in whose names any depositary receipts, including the depositary receipts, are registered as the owners thereof for the purpose of receiving payments and for any and all other purposes whatsoever. Therefore so long as DTC or its nominee is the registered owner of the global depositary receipts, DTC or such nominee will be considered the sole holder of outstanding depositary receipts under the deposit agreement. We or the depositary may give effect to any written certification, proxy or other authorization furnished by DTC or its nominee.

        The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer or pledge beneficial interests in depositary receipts.

        A global depositary receipt may not be transferred except as a whole by DTC, its successors or their respective nominees. Interests of beneficial owners in the global depositary receipt may be transferred or exchanged for definitive depositary receipts in accordance with the rules and procedures of DTC.

        Upon surrender by DTC or its nominee of a global depositary receipt, depositary receipts in definitive form will be issued to each person that DTC or its nominee identifies as being the beneficial owner of the related global depositary receipt.

        Under the trust agreement, the holder of any global depositary receipt may grant proxies and otherwise authorize any person, including its participants and persons who may hold interests through DTC participants, to take any action which a holder is entitled to take under the deposit agreement.

Voting of Preferred Shares

        Upon receipt of notice of any meeting at which you are entitled to vote, the depositary will mail the information contained in the notice of such meeting to you. You may instruct the depositary on the exercise of your voting rights. The depositary will try, if practical, to vote the number of shares of preferred shares underlying your depositary shares according to your instructions. We agree to take all reasonable action required by the depositary in order to enable the depositary to do so. The depositary will abstain from voting, or giving consents with respect to, preferred shares to the extent it does not receive specific instructions from you.

Amendment and Termination of Depositary Agreement

        We may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement. However, any amendment that imposes or increases fees, taxes or charges upon you or otherwise materially and adversely alters your rights will not be effective unless approved by the record holders of at least a majority of the depositary shares then outstanding. Notwithstanding the foregoing, no amendment may impair your right to receive any moneys or property to which you are entitled under the terms of the depositary receipts or deposit agreement at the times and in the manner and amount provided therein.

        A deposit agreement may be terminated by us or the depositary only if:

  •
  all related outstanding depositary shares have been redeemed,

  •
  there has been a final distribution of the preferred shares of the relevant series in connection with our liquidation, dissolution, or winding up and such distribution has been distributed to you, and

  •
  the depositary shares relate to a series of preferred shares that is convertible into other securities and all of the outstanding depositary shares have been so converted.

Charges of Depositary

        We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay associated charges of the depositary for the initial deposit of any series of preferred shares and any redemption or withdrawal by us of any series of preferred shares. You must pay transfer and other taxes and governmental charges and such other charges as are stated in the deposit agreement to be for your account.

Resignation and Removal of Depositary

        The depositary may resign by delivering notice to us, and we may remove the depositary. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of such appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

Miscellaneous

        The depositary will forward to you all reports and communications from us that are delivered to the depositary and that we must furnish to you as the holder of the preferred shares or depositary receipts.

        Neither the depositary or any of its agents, the registrar nor us will be:

  •
  liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement,

  •
  subject to any liability under the deposit agreement to you other than for its gross negligence or willful misconduct, or

  •
  obligated to prosecute or defend any legal proceeding in respect of depositary receipts, depositary shares or any series of preferred shares, unless satisfactory indemnity is furnished by you.

        We and the depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred shares for deposit, holders of depositary shares, or other persons believed by us to be competent and on documents believed to be genuine.

PLAN OF DISTRIBUTION

        We may sell the securities covered by this prospectus from time to time. Registration of the securities covered by this prospectus does not mean, however, that those securities will necessarily be offered or sold.

        We may sell the securities separately or together:

  •
  through one or more underwriters or dealers in a public offering and sale by them,

  •
  directly to investors, or

  •
  through agents.

        We may sell the securities from time to time:

  •
  in one or more transactions at a fixed price or prices, which may be changed from time to time,

  •
  at market prices prevailing at the times of sale,

  •
  at prices related to such prevailing market prices, or

  •
  at negotiated prices.

        We will describe the method of distribution of the securities and the terms of the offering in the prospectus supplement.

        If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters' obligations to purchase the securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

        We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

        We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement or in a post-effective amendment.

        Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

        We may grant underwriters who participate in the distribution of securities an option to purchase additional securities in connection with the distribution.

        Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers, as their agents in connection with the sale of securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act of 1933.

        As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation received by them from us. In no event will the aggregate discounts, concessions and commissions to any underwriters, dealers or agents exceed eight percent of the gross proceeds. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        Our common shares are listed on the New York Stock Exchange. Unless otherwise specified in the related prospectus supplement, all securities we offer, other than common shares, will be new issues of securities with no established trading market. Any underwriter may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We may apply to list any series of debt securities, preferred shares or depositary receipts on an exchange, but we are not obligated to do so. Therefore, there may not be liquidity or a trading market for any type or series of securities.

        Any underwriter may engage in overallotment transactions, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. We make no representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the securities.

        Underwriters, dealers or agents who may become involved in the sale of our securities may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive compensation.

LEGAL MATTERS

        O'Melveny & Myers LLP will pass on the validity of the securities offered by this prospectus for the Company. If counsel for any underwriters passes on legal matters in connection with an offering of our securities described in this prospectus, we will name that counsel in the prospectus supplement relating to that offering.

EXPERTS

        The consolidated financial statements of American States Water Company and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information about us and the securities, we refer you to the registration statement and to the exhibits and schedules filed with it. Statements contained in this prospectus as to the contents of any contract or other documents referred to are not necessarily complete. We refer you to those copies of contracts or other documents that have been filed as exhibits to the registration statements, and statements relating to such documents are qualified in all aspects by such reference.

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. You may also obtain information about us at our web-site at http://www.aswater.com. The information on our web-site does not constitute a part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

        To avoid repeating information in this prospectus that we have already filed with the SEC, we have incorporated by reference the filings (File No. 001-14431) listed below. This information is considered a part of this prospectus. These documents are as follows:

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  our annual report on Form 10-K for the year ended December 31, 2005,

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  our quarterly reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006,

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  our current reports on Form 8-K filed with the SEC on January 30, 2006 and April 19, 2006,

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  the portions of our proxy statement on Schedule 14A for our annual meeting of shareholders held on May 9, 2006 that have been incorporated by reference into our most recent Form 10-K, and

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  the description of our common shares set forth in our Registration Statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description.

        In addition, all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement as well as the date of this prospectus and before the termination of the offering of our securities shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective dates of filing such documents. Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

        You may request a copy of these filings with the SEC, at no cost, by writing or telephoning us at the following address:

    Corporate Secretary
    American States Water Company
    630 East Foothill Boulevard
    San Dimas, California 91773
    (909) 394-3600

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus supplement or the accompanying prospectus is current as of the date shown on the cover page.